SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to _____

Commission file number 1-11834

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUMPROVIDENT 401(K) RETIREMENT PLAN (FORMERLY PROVIDENT COMPANIES, INC. THE MONEYMAKER, A LONG-TERM 401(K) RETIREMENT SAVINGS PLAN)
1 Fountain Square
Chattanooga, Tennessee 37402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UnumProvident Corporation
1 Fountain Square
Chattanooga, Tennessee 37402

Total of sequentially numbered pages 29
Index of Exhibits on sequential page number 28

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UnumProvident 401(k) Retirement Plan

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

UnumProvident 401(k) Retirement Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG LLP

300 Krystal Building
One Union Square
Chattanooga, Tennessee 37402

Phone: 423 756 2461
Fax: 423 267 0304

Report of Independent Auditors

The Plan Administrator
UnumProvident 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the UnumProvident 401(k) Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the UnumProvident 401(k) Retirement Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 1, 2002

Ernst & Young LLP

UnumProvident 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31	
Assets	**2001**	2000
Investments, at fair value *(Note 3)*		
Receivables:	**$443,701,032**	$465,489,445
Employer's contribution		
Participants' contribution	**509,868**	452,517
Total receivables	**948,459**	943,266
	1,458,327	1,395,783
Net assets available for benefits		
	$445,159,359	$466,885,228

See accompanying notes.

UnumProvident 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Investment income:	
Interest and dividends	**$13,057,335**
Contributions:	
Participants	**31,435,202**
Employer	**14,350,288**
	45,785,490
Total additions	**58,842,825**
Deductions	
Net depreciation in fair value of investments	**36,743,025**
Benefits paid to participants	**43,781,583**
Administrative expenses	**44,086**
Total deductions	**80,568,694**
Net decrease	**(21,725,869)**
Net assets available for benefits at beginning of year	**466,885,228**
Net assets available for benefits at end of year	**$445,159,359**

See accompanying notes.

1. Description of the Plan

The following description of the UnumProvident 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers all domestic employees of UnumProvident Corporation and its subsidiaries (UnumProvident or the Company). Participants who are regularly scheduled to work at least nineteen hours per week are eligible to participate in the Plan. Participants become eligible for employer-matching after the completion of one year of service and having worked 1,000 hours. The Plan sponsor is UnumProvident. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986. The Plan is administered by a Benefit Finance Committee (the Committee), which is responsible for overseeing the administration and operation of the Company's qualified benefit plans. Members of the Committee are appointed by the Compensation Committee of the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 30, 1999, Unum Corporation merged with Provident Companies, Inc. to form UnumProvident Corporation. It was resolved by the Board of Directors on November 17, 1999, that the Plan merge into the Provident Companies, Inc. The MoneyMaker, a Long-term 401(k) Retirement Savings Plan effective January 1, 2000. The merged Plan was named UnumProvident 401(k) Retirement Plan and certain plan provisions, including vesting and contributions, conform to the former Unum Employees 401(k) Plan. All assets and participant account information was transferred from State Street Bank and Trust Company to Fidelity Management Trust Company on January 2, 2000.

1. Description of the Plan (continued)

Contributions

Dependent upon the employee's annual earnings, eligible employees may elect to contribute 1% to 15% of their annual compensation, including incentive payouts, on a pretax basis. UnumProvident matches 100% of participant contributions up to 3% of each participant's annual compensation contributed, plus 50% of participant contributions on the next 2% of the participant's annual compensation contributed, for a maximum match of 4% after one year of service, as defined. The matching of the first 1% is made in UnumProvident stock. In addition, participants may receive a discretionary contribution at the election of the Board of Directors of UnumProvident. Contributions are limited to the maximum amount allowable under the Internal Revenue Code, $10,500 in 2001 and 2000.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings and loan fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Employer and participant contributions are immediately 100% vested at the date of contribution, plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate as published in *The Wall Street Journal* on the first business day of the month the loan is approved. Principal and interest are paid ratably through bi-weekly payroll deductions.

1. Description of the Plan (continued)

Payment of Benefits

Participants may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability or death. In most instances, withdrawals from the Plan subject the employee to income taxes and an additional 10% federal tax penalty.

Administrative Expenses

Costs of plan administration, including accounting and auditing fees, were paid by UnumProvident for the year ended December 31, 2001.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contracts, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common stock of the Company are based on the closing market price of the Company's common stock. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

The investment contracts are recorded at initial contract value plus accrued interest. The contracts are fully benefit responsive. There are no reserves against contract values for credit risk. The approximate average yield and the crediting interest rate for each investment contract is summarized as follows for 2001:

2. Summary of Accounting Policies (continued)

Investment Contract	Average Yield	Crediting Interest Rate
New York Life Insurance Company, GA-30415	5.6%	5.75%
Allstate Life Insurance Company, GA-6002	9.38%	6.89%
GE Life and Annuity ASR, GS-3128	7.13%	6.10%
GE Life and Annuity ASR, GS-3266	7.13%	6.12%
John Hancock Mutual Life Ins. Co., GAC14795	8.02%	6.91%
John Hancock Mutual Life Ins. Co., GAC14794	6.88%	5.90%
Monumental Life Ins. Co., MDA00113FR-00	7.89%	6.80%
Monumental Life Ins. Co., MDA00046FR-00	6.79%	5.82%
Protective Life Insurance Company, GA-1492	5.45%	5.58%
Protective Life Insurance Company, GA-1473	6.39%	6.08%
Travelers Insurance Company, GR-16924	6.36%	6.05%
Travelers Insurance Company, GR-17260	6.96%	5.97%
Travelers Insurance Company, GR-17183	7.91%	5.64%
Travelers Insurance Company, GR-17279	7.12%	6.11%

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Common stock	**$ (339,902)**
Mutual funds	**(36,403,123)**
	$(36,743,025)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets available for benefits are as follows:

	December 31	
	2001	2000
Magellan Fund	$42,554,343	$44,832,783
Contrafund	52,811,344	63,246,762
Equity Income Fund	29,129,657	30,050,449
Spartan U.S. Equity Index Fund	46,103,198	53,283,882
Blended Income Fund	73,502,391	97,502,354
UnumProvident Stock	77,124,285	80,026,597

4. Related-Party Transactions

The Plan permits participants the option of allocating a portion of their contributions to be invested in the UnumProvident Stock Fund (the Stock Fund), which consists principally of UnumProvident common stock. During the year ended December 31, 2001, interest and dividends received by the Stock Fund amounted to $1,751,225, which included dividends of $.1475 per share, per quarter, on the UnumProvident shares held by the Plan.

5. Income Tax Status

The Plan has requested but not yet received a determination letter from the Internal Revenue Service stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. Subsequent Events

Effective January 1, 2002, employees of OCI and BenefitAmerica (whose legal name is Benefit Technologies, Inc.) will participate in the Plan.

Effective March 15, 2002, restrictions requiring investment in the UnumProvident stock fund were removed. The first 1% of salary of the Company match may be invested in any of the funds available in the Plan.

Supplemental Schedule

UnumProvident 401(k) Retirement Plan
EIN: 62-1598430/Plan No.: 002
Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
December 31, 2001

(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*Fidelity		
*Fidelity	Puritan Fund	$ 23,199,992
*Fidelity	Magellan Fund	42,554,343
*Fidelity	Contrafund	52,811,344
*Fidelity	Equity Income Fund	29,129,657
*Fidelity	OTC Portfolio	16,596,499
*Fidelity	Overseas Fund	16,597,868
*Fidelity	Disciplined Equity Fund	11,250,326
*Fidelity	PIMCO Total Return Fund	13,376,987
*Fidelity	Spartan U.S. Equity Index Fund	46,103,198
*Fidelity	Blended Income Fund	73,502,391
Self Managed Brokerage Account	See attached	2,344,232
*UnumProvident Stock	*UnumProvident Stock	77,124,285
Guaranteed Investment Contracts:		
Allstate Life Insurance Company, GA-6002	6.89%, maturing 9/30/02	1,378,143
GE Life and Annuity ASR, GS-3128	6.10%, maturing 7/1/02	825,180
GE Life and Annuity ASR, GS-3266	6.12%, maturing 6/26/02	2,364,596
John Hancock Mutual Life Insurance Company, GAC14795	6.91%, maturing 12/29/03	2,956,948
John Hancock Mutual Life Insurance Company, GAC14794	5.90%, maturing 3/26/03	2,919,183
Monumental Life Insurance Company, MDA00113FR-00	6.80%, maturing 3/27/02	2,927,068
Monumental Life Insurance Company, MDA00046FR-00	5.82%, maturing 3/26/03	3,549,371
Protective Life Insurance Company, GA-1492	5.58%, maturing 4/1/02	1,192,423
Protective Life Insurance Company, GA-1473	6.08%, maturing 7/1/02	1,632,809
Travelers Insurance Company, GR-16924	6.05%, maturing 4/1/02	1,637,801
Travelers Insurance Company, GR-17260	5.97%, maturing 3/26/03	2,924,404
Travelers Insurance Company, GR-17183	5.64%, maturing 12/26/02	2,346,706
Travelers Insurance Company, GR-17279	6.11%, maturing 6/26/02	4,097,476
Participants' loans	5% to 10.5%	8,357,802
		$ 443,701,032

* Indicates party in interest to the Plan.

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
	CASH	0	.000	29.43-	29.43-
G3921A-10-0	GLOBAL CROSSING LTD COM	100	.840	84.00	1,765.39
G3930H-10-4	GLOBALSTAR TELECOM LTD.	1,100	.162	178.20	9,978.04
G55312-10-5	LJ INTL INC ORD	10,100	1.290	13,029.00	41,081.10
G90078-10-9	TRANSOCEAN SEDCO FOREX INC COM	290	33.820	9,807.80	5,387.16
Y66183-10-7	PACIFIC INTERNET LTD ORD	100	3.120	312.00	1,452.45
00184A-10-5	AOL TIME WARNER INC COM	855	32.100	27,445.50	43,948.19
001957-10-9	AT&T CORP COM	1,023	18.140	18,557.22	43,493.13
00209A-10-6	AT & T WIRELESS COM	327	14.370	4,698.99	.00
007231-10-3	ADMIRALTY BANCORP INC CL B	3,837.639	22.700	87,114.41	.00
00826T-10-8	AFFYMETRIX INC OC-CAP STK	350	37.750	13,212.50	9,705.58
008879-75-1	AIM FDS GROUP SLCT GRTH B	4,421.626	15.540	68,712.07	11,334.18
00950F-20-5	AIRTECH INTL GROUP INC COM NEW	22,000	.110	2,420.00	3,674.95
023135-10-6	AMAZON.COM INC	47	10.820	508.54	548.44
026874-10-7	AMERICAN INTL GROUP INC COM	20	79.400	1,588.00	1,987.45
02744P-10-1	AMERICAN MED SEC GROUP INC COM	300	12.450	3,735.00	.00

PLAN ASSET HOLDINGS AS OF 12/31/01
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
030111-10-8	AMERICAN SUPERCONDUCTOR CORP COM	100	12.260	1,226.00	2,789.28
031162-10-0	AMGEN INC COM	150	56.440	8,466.00	.00
032654-10-5	ANALOG DEVICES INC COM	75	44.390	3,329.25	5,206.10
038222-10-5	APPLIED MATERIALS INC	203	40.100	8,140.30	9,649.30
04033V-10-4	ARIBA INC COM	50	6.160	308.00	242.20
042735-10-0	ARROW ELECTRS INC COM	500	29.900	14,950.00	16,889.95
04362P-10-8	ASCENTIAL SOFTWARE CORP COM	1,100	4.050	4,455.00	10,019.83
051526-10-1	AURA SYSTEMS INC COM	3,000	.435	1,305.00	.00
053499-10-9	AVAYA INC COM	117	12.150	1,421.55	.00
060505-10-4	BANK AMER CORP COM	200	62.950	12,590.00	.00
06423A-10-3	BANK ONE CORP COM	220	39.050	8,591.00	.00
06646R-10-7	BANKNORTH GROUP INC NEW N/C FROM 71147108	1,085	22.520	24,434.20	.00
073325-10-2	BEA SYS INC COM	100	15.400	1,540.00	2,806.28
077347-30-0	BEL FUSE INC CL B	150	25.050	3,757.50	1,227.45
093671-10-5	BLOCK H & R INC COM	100	44.700	4,470.00	3,889.95
097023-10-5	BOEING CO COM	150	38.780	5,817.00	1,910.45

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
125750-10-9	CMG INFORMATION SVCS INC COM	300	1.630	489.00	9,933.54
128119-40-1	CALAMOS INVT TR NEW CONV FD	156.031	18.560	2,895.94	533.42
14040H-10-5	CAPITAL ONE FINANCIAL CORP	10	53.950	539.50	.00
15640W-10-3	CENTURA SOFTWARE CORP COM	1,000	.005	5.00	1,742.50
166751-10-7	CHEVRON CORP COM	0	90.890	.00	27,210.00
166764-10-0	CHEVRONTEXACO CORP N/C FROM 166751107	385	89.610	34,499.85	.00
17275R-10-2	CISCO SYS INC COM	4,349	18.110	78,760.39	143,513.71
188850-10-1	CLIPPER FD INC COM	662.609	83.530	55,347.73	52,421.29
204493-10-0	COMPAQ COMPUTER CORP COM	1,059	9.760	10,335.84	12,408.89
22025Y-30-8	CORRECTIONS CORP AMER NEW CUM CONV PFD SE N/C FROM 74264N303	27.492	19.650	540.22	.00
22025Y-40-7	CORRECTIONS CORP AMER NEW R/S FROM 22025Y100	40	18.560	742.40	.00
222372-10-4	COUNTRYWIDE CR INDS INC COM	386	40.970	15,814.42	.00
225447-10-1	CREE RESH INC COM	200	29.460	5,892.00	8,919.95
229678-10-7	CUBIST PHARMACEUTICALS INC COM	100	35.960	3,596.00	3,161.95
231269-10-1	CURIS INC MER FROM 225270107	700	5.610	3,927.00	7,349.75
247025-10-9	DELL COMPUTER CORP COM	600	27.180	16,308.00	15,677.11

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
254687-10-6	WALT DISNEY COMPANY	100	20.720	2,072.00	2,619.95
255402-10-9	DIVINE INC CL A N/C FROM 255404105	4,163	.740	3,080.62	90,599.90
256210-10-5	DODGE & COX INCOME FD COM	1,245.037	12.200	15,189.45	15,578.78
258609-30-4	DOUBLECLICK COM	100	11.340	1,134.00	8,342.49
261967-20-2	DREYFUS INVT GRADE BD FD INC INTER TERM FD	1,587.095	12.680	20,124.36	20,783.85
261985-60-0	DREYFUS PREMIER EQUITY FDS I GROWTH & INCOME	2,788.726	17.390	48,495.95	4,126.17
26200C-30-4	DREYFUS MIDCAP VALUE FUND	769.896	26.290	20,240.57	21,234.66
266597-30-1	DURBAN ROODEPOORT DEEP LTD SPONSORED ADR	4,000	1.380	5,520.00	3,842.44
268648-10-2	E M C CORP MASS COM	960	13.440	12,902.40	34,879.13
278642-10-3	EBAY INC COM	56	66.900	3,746.40	.00
290143-10-6	ELOT INC N/C FROM 301607107	10,000	.026	260.00	49,571.63
291011-10-4	EMERSON ELEC CO COM	30	57.100	1,713.00	.00
298801-40-8	EUROWEB INTL CORP COM	20	1.810	36.20	439.95
30161Q-10-4	EXELIXIS INC COM	200	16.620	3,324.00	3,579.95
302088-10-9	EXODUS COMMUNICATIONS INC	76	.010	.76	2,811.42
30231G-10-2	EXXON MOBIL CORP COM N/C FROM 302290101	2,000	39.300	78,600.00	77,877.43

PLAN ASSET HOLDINGS AS OF 12/31/01
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
303726-10-3	FAIRCHILD SEMICONDUCTOR INTL CL A	268	28.200	7,557.60	5,735.11
314172-64-4	FEDERATED KAUFMANN CL K N/C	1,140.523	4.390	5,006.90	1,943.49
31428X-10-6	FEDEX CORP COM	86	51.880	4,461.68	.00
316067-10-7	FIDELITY CASH RESERVES	409,966.150	1.000	409,966.15	409,966.15
316128-10-7	FIDELITY UTILITIES INCOME FD	1,103.738	13.490	14,889.43	4,419.11
316138-10-6	FIDELITY EQUITY-INCOME FD INC COM	232.873	48.770	11,357.22	10,995.87
316146-10-9	FIDELITY FIXED INCOME TR INVT GRADE BD FD	8,077.966	7.340	59,292.27	58,281.03
316153-10-5	FIDELITY FD INC COM	186.653	28.880	5,390.54	939.29
316389-10-5	FIDELITY SECS FD OTC PORTFOLIO	473.703	31.170	14,765.32	13,600.00
316390-20-2	FIDELITY SELECT TECHNOLOGY	194.515	60.600	11,787.61	40,507.68
316390-77-2	FIDELITY SELECT BIOTECHNOLOGY FUND	368.265	65.120	23,981.42	37,695.54
35063R-10-0	FOUNDRY NETWORKS COM	650	8.150	5,297.50	67,330.58
356602-10-2	FREEMARKETS INC COM	20	23.970	479.40	.00
362398-10-9	GABELLI GROWTH FD SH BEN INT	117.146	28.680	3,359.75	409.66
364760-10-8	GAP INC COM	1,500	13.940	20,910.00	46,388.60
368710-40-6	GENENTECH INC COM NEW	192	54.250	10,416.00	15,559.35
369604-10-3	GENERAL ELECTRIC CORP COM	485	40.080	19,438.80	19,453.11

PLAN ASSET HOLDINGS AS OF 12/31/01
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
37246E-10-5	GENZYME TRANSGENICS CORP COM	200	5.820	1,164.00	2,866.40
372461-10-3	GENUS INC COM	1,000	2.430	2,430.00	6,141.25
372917-50-0	GENZYME CORP COM-MLCLR ONCLG	150	8.000	1,200.00	1,758.70
375766-10-2	GILLETTE CO COM	500	33.400	16,700.00	.00
410768-10-5	HANOVER COMPRESSOR CO COM	100	25.260	2,526.00	2,433.95
413838-10-3	HARRIS ASSOC OAKMARK FUND	110.472	35.270	3,896.35	63.58
418056-10-7	HASBRO INC COM	17	16.230	275.91	.00
437076-10-2	HOME DEPOT INC COM	94	51.010	4,794.94	1,095.58
444165-10-4	HUDSON UTD BANCORP COM	9	28.700	258.30	.00
445990-03-9	HUMITECH INC	400	.000	.00	.00
451906-10-1	IDENTIX INC COM	4,000	14.590	58,360.00	25,774.50
452528-10-2	IMMUNEX CORP NEW COM	180	27.710	4,987.80	.00
45253H-10-1	IMMUNOGEN INC COM	550	16.580	9,119.00	5,264.86
457277-10-1	INKTOMI CORP	300	6.710	2,013.00	32,119.12
458140-10-0	INTEL CORP COM	1,662	31.450	52,269.90	45,852.18
459200-10-1	INTERNATIONAL BUSINESS MACHS COM	50	120.960	6,048.00	523.64
45950T-10-1	INTERNATIONAL FIBERCOM INC COM	100	.250	25.00	1,637.50

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
46059S-20-0	INTERNET PICTURES CORP R/S FROM 46059S101	439	2.110	926.29	1,496.47
46612J-10-1	JDS UNIPHASE CORP COM	100	8.680	868.00	4,422.83
46625H-10-0	J P MORGAN CHASE & CO COM	805	36.350	29,261.75	28,608.65
471023-10-1	JANUS FD INC COM	726.823	24.600	17,879.85	10,656.29
471023-30-9	JANUS WORLDWIDE FUND	487.148	43.840	21,356.57	3,021.81
471023-40-8	JANUS INVT TWENTY FD	87.017	38.460	3,346.67	175.71
471023-87-9	JANUS INVT FD BALANCED FD	159.218	19.630	3,125.45	343.23
478160-10-4	JOHNSON & JOHNSON COM	261	59.100	15,425.10	14,862.66
483600-30-0	KANA SOFTWARE INC R/S FROM 483600102	30	19.460	583.80	697.98
499063-10-5	KNIGHT TRADING GROUP INC N/C FROM 499068104	80	11.020	881.60	.00
501803-20-9	LCA-VISION INC COM NEW	2,000	.880	1,760.00	6,061.50
505336-10-7	LA Z BOY CHAIR CO COM	26	21.820	567.32	.00
521863-10-0	LEAP WIRELESS INTL INC COM	25	20.970	524.25	.00
524911-10-4	LEISURE CDA INC COM	6,000	.219	1,314.00	2,095.95
535919-20-3	LIONS GATE ENTMT CORP COM NEW	2,500	2.300	5,750.00	7,247.50
548661-10-7	LOWES COMPANIES INC	46	46.410	2,134.86	1,110.33

PLAN ASSET HOLDINGS AS OF 12/31/01
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
549463-10-7	LUCENT TECHNOLOGIES INC COM	2,397	6.300	15,101.10	55,778.96
553477-10-0	MRV COMMUNICATIONS INC COM	1,000	4.240	4,240.00	14,519.97
556162-10-5	MAD CATZ INTERACTIVE INC N/C FROM 362368102	10,000	1.350	13,500.00	15,434.75
566244-10-9	MARCHFIRST INC N/C FROM 966834103	173	.001	.17	.00
580031-20-1	MCDATA CORP CL A	34	24.500	833.00	.00
594918-10-4	MICROSOFT CORP COM	290	66.250	19,212.50	17,959.23
604593-10-3	MIRACLE ENTMT INC COM	1	.025	.03	84.40
620076-10-9	MOTOROLA INC COM	1,000	15.020	15,020.00	18,663.55
631100-10-4	NASDAQ 100 TR UNIT SER 1	538	38.910	20,933.58	29,257.14
637640-10-3	NATIONAL SEMICONDUCTOR CORP COM	233	30.790	7,174.07	2,615.20
640938-10-6	NETWORKS ASSOCIATES INC	150	25.850	3,877.50	.00
66987V-10-9	NOVARTIS AG SPONSORED ADR	50	36.500	1,825.00	.00
670006-10-5	NOVELL INC COM	150	4.590	688.50	2,864.95
670346-10-5	NUCOR CORP COM	50	52.960	2,648.00	.00
68380D-80-1	OPPENHEIMER MAIN STR FDS INC INC & GRWTH B	498.279	31.660	15,775.51	1,013.80
68389X-10-5	ORACLE SYS CORP COM	1,120	13.810	15,467.20	32,834.93

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
69316H-80-9	PBHG CORE GROWTH FUND	358.373	10.840	3,884.76	870.97
693262-10-7	P-COM INC	10,000	.330	3,300.00	87,699.90
696642-10-7	PALM INC COM	192	3.880	744.96	4,579.26
713448-10-8	PEPSICO INC COM	100	48.690	4,869.00	4,749.95
713661-10-6	PEREGRINE PHARMACEUTICALS IN N/C FROM 878517309	18,000	3.430	61,740.00	78,890.17
717081-10-3	PFIZER INC COM	600	39.850	23,910.00	26,513.65
718154-10-7	PHILIP MORRIS COS INC COM	80	45.850	3,668.00	599.95
736126-10-3	PORTAL SOFTWARE INC COM	1,200	2.080	2,496.00	34,912.16
740522-10-7	PREMIER LASER SYSTEMS INC CL A	1,300	.003	3.90	.00
74267L-10-6	PRIZE ENERGY CORP COM	200	23.120	4,624.00	3,323.90
742718-10-9	PROCTER & GAMBLE CO COM	100	79.130	7,913.00	.00
742935-60-4	PROFESSIONALLY MANAGED PTFLS WOMENS EQTY FD	117.068	18.020	2,109.57	2,210.66
746747-20-3	PUTNAM EUROPE GROWTH FD CL B	779.068	16.900	13,166.25	1,511.07
746802-39-6	PUTNAM CLASSIC EQUITY CL B N/C	1,364.452	11.920	16,264.27	12.27
746916-10-5	PUTNAM NEW OPPORTUNITIES FD SH BEN INT	75.433	40.980	3,091.24	622.51
747012-20-1	PUTNAM VOYAGER FD INC CL B	1,101.265	15.490	17,058.59	3,228.76

PLAN ASSET HOLDINGS AS OF 12/31/01
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
747525-10-3	QUALCOMM INC COM	850	50.500	42,925.00	57,721.95
749255-33-7	RBB FD INC BOSTON PARTNERS	593.711	17.790	10,562.12	10,123.93
759930-10-0	RENAL CARE GROUP INC COM	73	32.100	2,343.30	.00
784924-74-8	SSGA FDS MNY MKT FD CL A	3,240.880	1.000	3,240.88	297.87
786449-10-8	SAFEGUARD SCIENTIFICS INC COM	600	3.500	2,100.00	18,426.11
80004C-10-1	SANDISK CORP COM	30	14.400	432.00	2,275.00
803062-10-8	SAPIENT CORP	276	7.720	2,130.72	.00
805894-10-2	SCAN OPTICS INC COM	3,500	.220	770.00	8,244.00
81211K-10-0	SEALED AIR CORP NEW	350	40.820	14,287.00	13,807.66
826170-10-2	SIEBEL SYS INC	500	27.980	13,990.00	19,746.38
852312-30-5	STAAR SURGICAL CO COM NEW PAR $0.01	3,000	3.850	11,550.00	12,563.75
86211E-10-3	STORAGENETWORKS INC	275	6.180	1,699.50	11,311.15
86386Q-10-5	STUDENT ADVANTAGE INC COM	225	1.260	283.50	.00
866810-10-4	SUN MICROSYSTEMS INC COM	640	12.300	7,872.00	13,757.65
86769Y-10-5	SUNRISE TELECOM INC COM	50	4.010	200.50	2,269.95
86787D-10-9	SUNTERRA CORP COM	300	.090	27.00	971.20
871130-10-0	SYBASE INC COM	193	15.760	3,041.68	10,842.50

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
87160A-10-0	SYNGENTA AG ADR SPONSORED	5	10.600	53.00	.00
87612E-10-6	TARGET CORP COM N/C FROM 239753106	64	41.050	2,627.20	1,784.95
880770-10-2	TERADYNE INC COM	500	30.140	15,070.00	15,983.70
88100W-10-3	TERRA NETWORKS S A ADR SPONSORED	100	7.870	787.00	5,614.95
88221T-10-4	TEXAS BIOTECHNOLOGY CORP	5,000	6.500	32,500.00	14,519.95
882610-10-8	TEXAS PAC LD TR COM	100	36.800	3,680.00	3,799.95
885535-10-4	3COM CORP COM	130	6.380	829.40	.00
89674K-10-3	TRIQUINT SEMICONDUCTER INC COM	172	12.260	2,108.72	8,780.58
90130C-10-7	21ST CENTY TECHNOLOGIES INC COM	3,000	.026	78.00	5,315.18
902973-30-4	US BANCORP DEL NEW MER FROM 902973106	66	20.930	1,381.38	.00
913017-10-9	UNITED TECHNOLOGIES CORP COM	50	64.630	3,231.50	2,472.45
91336M-10-5	UNIVERSAL ACCESS GLOBAL HLDG N/C FROM 902580109	175	4.690	820.75	1,393.08
91529Y-10-6	UNUMPROVIDENT CORP COM	25	26.510	662.75	.00
921937-10-8	VANGUARD BD INDEX FD INC COM	2,933.601	10.140	29,746.71	22,557.28
922031-30-7	VANGUARD FIXED INCOME SECS FD INC GNMA PORTFOLIO	3,798.581	10.380	39,429.27	18,263.04
92343E-10-2	VERISIGN INC COM	50	38.040	1,902.00	6,531.50

PLAN ASSET HOLDINGS AS OF 12/31/01
FIDELITY INVESTMENTS INSTITUTIONAL RETIREMENT SERVICES

ACCOUNT NO. 90-3558-40-1 UNUMPROVIDENT 401K RETIREMENT PLAN

CUSIP #	SECURITY DESCRIPTION	SHARES	MKT PRICE	MKT VALUE	CARRYING VALUE
927460-10-5	VINTAGE PETE INC COM	200	14.450	2,890.00	.00
92832C-10-4	VISIONAMERICA INC COM	1,000	.003	3.00	.00
92844S-10-5	VISX INC DEL COM	1,000	13.250	13,250.00	18,996.50
929903-10-2	WACHOVIA CORP COM	614	31.360	19,255.04	.00
939330-10-6	WASHINGTON MUT INVS FD INC COM	165.296	28.250	4,669.61	635.61
973859-10-1	WINFIELD CAP CORP COM	100	1.150	115.00	.00
98147M-10-9	WORLD GAMING PLC MER FROM 855552105	1,000	.600	600.00	1,369.95
98157D-10-6	WORLDCOM INC GA NEW N/C FROM 55268B106	2,800	14.080	39,424.00	65,764.81
98157D-30-4	WORLDCOM INC WORLDCOM GROUP MCI GROUP COM	112	12.700	1,422.40	.00
984332-10-6	YAHOO INC COM	150	17.740	2,661.00	31,225.00
	TOTAL ACCOUNT MARKET VALUE	629,758.368		2,344,231.53	2,635,793.66

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

UNUMPROVIDENT 401(K) RETIREMENT PLAN (FORMERLY PROVIDENT COMPANIES, INC. THE MONEYMAKER, A LONG-TERM 401(K) RETIREMENT SAVINGS PLAN)
(Name of Plan)

Date: June 27, 2002

By: Robert C Greving
Robert C. Greving
Senior Vice President and Chief Financial Officer
Benefit Finance Committee Member

#206946v1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

to

FORM 11-K

UNUMPROVIDENT 401(K) RETIREMENT PLAN
(FORMERLY PROVIDENT COMPANIES, INC. THE MONEYMAKER,
A LONG-TERM 401(K) RETIREMENT SAVINGS PLAN)

INDEX OF EXHIBITS

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-47751) pertaining to the UnumProvident 401k Retirement Plan of our report date June 1, 2002, with respect to the financial statements and schedule of UnumProvident 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Chattanooga, Tennessee
June 28, 2002